

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Steve Chow
Vice President – Legal
Entertainment Gaming Asia Inc.
Unit C1, Ground Floor, Koon Wah Building
No. 2, Yuen Shun Circuit
Yuen Chau Kok, Shatin
New Territories, Hong Kong SAR

> **Re: Entertainment Gaming Asia Inc**
> **Registration Statement on Form S-1**
> **Filed August 13, 2014**
> **File No. 333-198099**

Dear Mr. Chow:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers Relating to the Rights Offering, page 15

How was the subscription price of $0.54 per share determined, page 16

1. We note your statement that you obtained a written opinion from Capstone Valuation Services, LLC stating that the financial terms of the rights offering are fair from a financial point of view to your stockholders. Please file the consent of Capstone Valuation Services, LLC. Refer to Rule 436 of Regulation C and Section 7 of the Securities Act.

Material U.S. Federal Income Tax Consequences, page 30

2. Please file the tax opinion required by Item 601(b)(8) of Regulation S-K. In this regard, Item 601(b)(8) requires a tax opinion when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Certain tax-free rights offerings are generally material to an investor. Refer to Section III of Staff Legal Bulletin No. 19 (CF), available on our website.

Exhibits and Financial Statement Schedules, page II-1

3. We note that you indicate that certain portions of Exhibit 10.8 have been omitted pursuant to a confidential treatment request filed with the Commission and that the omitted text has been filed separately with the Commission. Supplementally, please tell us the date on which the confidential treatment request was made and the date on which the order was granted.

Undertakings, page II-4

4. Please provide the complete undertakings required by Item 512(a)(1)(ii) and Item 512(a)(6) of Regulation S-K.

5. Please either remove the Regulation S-K Item 512(i)(2) undertaking or tell us why you have included it.

Signatures, page II-6

6. Please arrange to have your principal financial officer sign the registration statement and identify that he or she is signing the registration statement in such capacity. Refer to Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Steve Chow
Entertainment Gaming Asia Inc.
September 2, 2014
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Daniel K. Donahue (*via e-mail*)
        Greenberg Traurig, LLP